Filed by Synlogic, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Caldera Therapeutics, Inc.

Filer’s SEC File No.: 001-37566

Date: November 2, 2026

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 28, 2026 (the “Merger Agreement”), by and among Synlogic, Inc., a Delaware corporation (“Synlogic”), Sonic Holdco, Inc. (“Parent”), a Delaware corporation formed for the purposes of effecting transactions contemplated by the Merger Agreement, Yellowstone Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Caldera Merger Sub”), Sonic Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Synlogic Merger Sub”), and Caldera Therapeutics, Inc., a Delaware corporation (“Caldera”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Caldera will be merged with and into Caldera Merger Sub, with Caldera surviving as a wholly owned subsidiary of Parent, and Synlogic will be merged with and into Synlogic Merger Sub, with Synlogic surviving as a wholly owned subsidiary of Parent.

On November 2, 2026, Caldera published the following communication:

Caldera Therapeutics Appoints Michelle Doig as Chief Financial Officer and Lee Giguere as Chief Legal Officer

Appointments strengthen executive leadership team as Caldera prepares for its transition to a publicly traded company and advances CLD-423 into Phase 2 IBD trials

CAMBRIDGE, Mass., November 2, 2026 – Caldera Therapeutics, Inc. (“Caldera”), a privately held clinical-stage biotechnology company developing CLD-423, a bispecific antibody targeting IL-23p19 and TL1A for the treatment of inflammatory bowel disease (IBD) and other immune-mediated diseases, today announced the appointments of Michelle Doig as Chief Financial Officer and Lee Giguere, J.D., as Chief Legal Officer.

“We are pleased to welcome Michelle and Lee to Caldera at this important stage in our company’s evolution,” said Praveen Tipirneni, MD, MBA, Chief Executive Officer of Caldera. “Both bring extensive experience and proven leadership in the biotechnology industry. Their expertise in capital markets, corporate finance, investor relations, legal affairs, and corporate governance will be invaluable as we prepare to become a publicly traded company and advance the development of CLD-423 in Phase 2 IBD trials.”

“I’m thrilled to join this exceptionally talented team to help strengthen the company’s financial foundation and strategy,” said Ms. Doig. “Caldera is leading the march towards IBD bispecifics, and CLD-423 has the potential to break through the therapeutic ceiling of currently approved single-targeted therapies and redefine therapeutic expectations for patients suffering from IBD.”

Michelle Doig, Chief Financial Officer

Michelle Doig brings more than 25 years of experience in biotechnology finance, corporate strategy, investing, and company building. Prior to joining Caldera as CFO, Ms. Doig served as Partner and Head of Corporate Development at Omega Funds, where she led investments and served on the boards of directors for numerous companies, including Caldera, from January to October 2026. Previously, she held leadership roles at Third Rock Ventures and Abingworth, where she focused on corporate finance, capital formation, and private and public financings for biotechnology companies. Ms. Doig began her career in investment banking at Morgan Stanley Canada in Toronto, J.P. Morgan H&Q in New York, and Lehman Brothers International in London. She earned an Honors degree in Business Administration from the Ivey Business School at Western University.

Lee Giguere, J.D., Chief Legal Officer

Lee Giguere has more than 20 years of legal and corporate leadership experience, with extensive expertise guiding the legal function of biotechnology companies through late-stage clinical development, regulatory approvals, commercial launches, and strategic transactions. Prior to joining Caldera, Mr. Giguere served as Chief Legal Officer of enGene Therapeutics and, previously, Obsidian Therapeutics. Before Obsidian, he served as Vice President and General Counsel of Chiasma, where he oversaw the legal, compliance, and human resources functions, supported the regulatory approval and commercial launch of its acromegaly therapy, and played a key role in the company’s subsequent acquisition. Earlier, he served as Deputy General Counsel at Karyopharm Therapeutics, supporting the approval and commercial launch of its multiple myeloma therapy. Mr. Giguere was also Senior Securities and Governance Counsel at Boston Scientific and began his career practicing business law at Goodwin Procter. He earned a J.D. from Northeastern University School of Law and a B.Sc. in Finance from Northeastern University.

Synlogic Merger Agreement and Concurrent Private Placement

As previously announced, Caldera and Synlogic, Inc. (OTC: SYBX) (“Synlogic”) intend to combine in an all-stock transaction with a newly formed company. Upon closing, the combined company plans to operate under the name Caldera Therapeutics, Inc. and intends to apply to trade on the NYSE American under the ticker symbol “CALD.” In support of the proposed transaction, Caldera has secured commitments for an upsized concurrent private placement expected to generate approximately $278 million in gross proceeds from a syndicate of leading healthcare institutional investors and mutual funds. The proposed transaction and concurrent private placement are expected to close by early 2027, subject to the satisfaction of customary closing conditions, including, among others, approval by the stockholders of each company and the effectiveness of the registration statement filed with the U.S. Securities and Exchange Commission ( SEC) to register the securities to be issued in connection with the proposed transaction.

About Caldera

Caldera is a clinical-stage biotechnology company developing CLD-423, a bispecific antibody in Phase 1 clinical development for the treatment of inflammatory bowel disease (IBD) and other immune-mediated diseases. CLD-423 is designed to simultaneously inhibit two inflammatory pathways: IL-23p19, which is clinically validated by multiple FDA-approved therapies, and TL1A, which is an emerging target supported by human genetics, disease biology, and positive clinical results in multiple IBD clinical trials. Caldera has assembled a senior leadership team with deep experience in the discovery and development of IBD therapeutics and a proven track record of building biotechnology companies.

Important Additional Information and Where to Find It

In connection with the proposed transaction between Caldera and Synlogic, the newly formed company has filed with the SEC a registration statement on Form S-4 (as amended, the “Registration Statement”) that includes a proxy statement and prospectus relating to the proposed transaction, which has not yet been declared effective, and which will constitute a proxy statement of Synlogic and a prospectus of the newly formed company (the “Prospectus”). Synlogic and the newly formed company have filed and may continue to file other documents with the SEC regarding the proposed transaction. These documents are not a substitute for the Registration Statement, the Prospectus or any other document which Synlogic or the newly formed company may file with the SEC or send to stockholders of Synlogic or Caldera in connection with the proposed transaction. The Prospectus will be mailed to Synlogic’s stockholders after the Registration Statement is declared effective.

INVESTORS AND SECURITY HOLDERS OF SYNLOGIC AND CALDERA ARE URGED TO READ THE PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING SYNLOGIC, CALDERA, AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Prospectus (when available) and other documents filed with the SEC by Synlogic or the newly formed company through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Synlogic are available free of charge on Synlogic’s website at www.synlogictx.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to constitute, and shall not constitute, an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe, buy, or sell, any securities of Caldera, Synlogic, or the combined company, or the solicitation of any vote or approval in any jurisdiction for the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Synlogic or Caldera. However, Synlogic and Caldera and each of their respective directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Synlogic may be found in its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 12, 2026, and its Amendment to its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on April 30, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and will be contained in the Prospectus and other relevant materials that may be filed with the SEC.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction; the competitive position of the combined company; the expected management team and Board of Directors of the combined company; the design, timing, initiation, enrollment, endpoints and anticipated results of Caldera’s current and planned clinical trials and preclinical studies, and the timing of related regulatory submissions and interactions with applicable regulatory authorities; the therapeutic potential of CLD-423 in inflammatory bowel disease and other indications; and Caldera’s clinical development plans, strategy and timelines; as well as any assumptions underlying any of the foregoing. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, risks and uncertainties related to: (i) the ability to obtain the requisite approval from stockholders of Synlogic and Caldera; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require either party to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed transaction on the parties’ ability to retain and hire key personnel, their ability to maintain relationships with customers, suppliers and others with whom they do business, their business generally or their stock price; (vii) risks related to diverting management’s attention from ongoing business operations or the loss of one or more members of the management team; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; (ix) the parties’ ability to realize the anticipated benefits of the proposed transaction; (x) the risk that the parties may assume unexpected liabilities and expenses as a result of the proposed transaction; (xi) uncertainties as to Caldera’s anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results; (xii) the risk that interim, preliminary or topline clinical data may change as additional data become available, and that early clinical results may not be predictive of results in later-stage clinical trials or in patients; and (xiii) uncertainties regarding the safety, efficacy, immunogenicity, pharmacokinetic profile and regulatory path of CLD-423, including interactions with and approvals from applicable regulatory authorities. For information regarding other related risks, see the “Risk Factors” section of the Registration Statement and of Synlogic’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, as amended on April 30, 2026, Synlogic’s most recent Quarterly Report on Form 10-Q and Synlogic’s other filings with the SEC. Should any of these risks or uncertainties materialize, actual results could differ materially from expectations. These forward-looking statements speak only as of the date hereof. Caldera assumes no obligation to, and does not currently intend to, update any such forward-looking statements except as may be required by law.

Contact

Lauren Arnold

LA Communications

Lauren@LaCommunications.net